[redacted]

11017448

SEC ... IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-68183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Rd
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Kost 502-451-0600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy	Indianapolis	IN	46240-0368
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest Sampson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Client Services LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

PRIVATE CLIENT SERVICES, LLC
Financial Statements
Year Ended December 31, 2010

PRIVATE CLIENT SERVICES, LLC

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of PRIVATE CLIENT SERVICES, LLC, as of December 31, 2010, and the related statements of income, changes in member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of PRIVATE CLIENT SERVICES, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs, P.C.

February 12, 2011

Accounting
Assurance
Business Consulting
Construction & A/E
Dealerships
Dental
Employee Benefits
Entrepreneurial
Health Care
Information Solutions
Litigation & Valuation
Manufacturing & Distribution
Not-for-Profit
Real Estate
Tax
Wealth Management

PRIVATE CLIENT SERVICES, LLC
Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash and cash equivalents	$	47,450
Cash deposit with clearing organization		100,000
Commissions receivable		283,003
Due from related party		8,530
Prepaid expenses and other current assets		22,935
Income tax refund receivable		5,114
Total Current Assets		467,032
Equipment, net		1,786
Total Assets	$	468,818

Liabilities and Member Equity

Current Liabilities		
Commissions payable	$	238,831
Accounts payable		15,758
Accrued payroll liabilities		36,353
Deferred income taxes		2,778
Total Current Liabilities		293,720
Member Equity		175,098
Total Liabilities and Member Equity	$	468,818

See accompanying notes.

PRIVATE CLIENT SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues	
Commissions and fees	$ 3,963,029
Other	516,301
Total Revenues	4,479,330
Expenses	
Commission expense	3,439,470
Contracted services	232,428
Insurance	130,830
Computer expenses and technology	115,232
Licenses and fees	101,778
Bank fees	91,580
Professional fees	78,364
Salaries and wages	64,250
Dues and fees	54,274
Rent	48,373
Travel and entertainment	42,063
Office expenses	38,490
Printing	35,042
Miscellaneous expenses	17,961
Postage	13,534
Utilities	10,776
Advertising	4,040
Education and training	3,081
Repairs and maintenance	835
Charitable contributions	200
Depreciation	62
Total Expenses	4,522,663
Other Income and Expense	
Miscellaneous income	719
Interest income	5,580
Interest expense	(114)
Total Other Income and Expense, net	6,185
Loss before Provision for Income Taxes	(37,148)
Provision for Income Taxes	4,818
Net Loss	$ (41,966)

See accompanying notes.

PRIVATE CLIENT SERVICES, LLC
Statement of Changes in Member Equity
For the Year Ended December 31, 2010

Balance at December 31, 2009	$	85,174
Contribution of capital		131,890
Net loss		(41,966)
Balance at December 31, 2010	$	175,098

See accompanying notes.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net loss	$ (41,966)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	62
Deferred income taxes	9,263
Commissions receivable	(283,003)
Due from related party	(8,530)
Prepaid expenses and other current assets	10,201
Commissions payable	238,831
Accounts payable	(13,288)
Other accrued expenses	(3,969)
Income taxes payable	(25,900)
Net cash used in operating activities	(118,299)
Cash Flows from Investing Activities	
Purchase of equipment	(1,848)
Established deposit with clearing organization	(100,000)
Net cash used in investing activities	(101,848)
Cash Flows from Financing Activities	
Contribution of capital	131,890
Net cash provided by financing activities	131,890
Net Decrease in Cash and Cash Equivalents	(88,257)
Cash and Cash Equivalents, Beginning of Year	135,707
Cash and Cash Equivalents, End of Year	$ 47,450

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Private Client Services, LLC, (the Company), became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2009, the FASB issued an accounting standard update which amends certain requirements for enterprises involved with variable interest entities ("VIE") to improve financial reporting and to provide more relevant and reliable information to users of financial statements. This standard requires a qualitative analysis to determine the primary beneficiary of a VIE. The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The standard also requires additional disclosures about an enterprise's involvement in a VIE. This standard is effective for the Company beginning January 1, 2010. The adoption of this standard did not have a material effect on the Company's financial statements.

In January 2010, the FASB issued an accounting standard update that will require new disclosures about recurring and non-recurring fair value measurements. The new disclosures include significant transfers into and out of level 1 and 2 measurements and will change the current disclosure requirement of level 3 measurement activity from a net basis to a gross basis. The standard also clarifies existing disclosure guidance about the level of disaggregation, inputs and valuation techniques. The new and revised disclosures are effective for the Company beginning January 1, 2010 except for the revised disclosures about level 3 measurement activity, which are not effective for the Company until January 1, 2011. The new standard impacts disclosures only and has no impact on the Company's results of operations or financial position. The Company is currently evaluating the disclosure impact on level 3 measurement activity.

Note B - Cash Deposit with Clearing Organization:

The Company maintains a $100,000 account balance with its clearing broker as a minimum balance requirement. As of December 31, 2010, the balance is classified accordingly in the accompanying statement of financial condition.

Note C - Equipment and Depreciation:

Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $62 for the year ended December 31, 2010.

Note D - Income Taxes:

The Company has elected to be treated as a C corporation for tax purposes and accordingly, the Company has incurred federal and state income tax expense for the year ended December 31, 2010 of $4,818. The Company's deferred tax liability as of December 31, 2010, was $2,778. The deferred tax liability arose principally from timing differences between financial reporting and income tax reporting of the Company's assets and liabilities.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2010.

The Company's federal and various state income tax returns for 2007 through 2010 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note E - Related Party Transactions:

The Company leases its office facilities from a related entity. Rent expense paid to the related entity by the Company during 2010 was $42,640.

Note F - Variable Interests in Variable Interest Entities:

At December 31, 2010, the Company holds a variable interest in a variable interest entity (VIE) for which the Company is not the primary beneficiary.

Note F - Variable Interests in Variable Interest Entities (Continued):

The VIE is engaged in providing financial services and had cash basis revenues of $341,450 during 2010. The Company's involvement with the VIE is by common ownership and management. The sole member of the LLC is an 85% shareholder in the VIE.

The Company has an Administrative Services Agreement with the VIE to provide for all personnel and administrative services to the Company. The Company utilizes the personnel of the VIE and, accordingly, paid expenses to this party of $232,428 during the year ended December 31, 2010.

The Company is an LLC, but has elected to be treated as a C-Corporation for tax purposes, consistent with the VIE. The election was made because management plans that the operations of the VIE will transfer to the Company, and the VIE will cease to exist. The Company does not have a management agreement with the VIE, nor does it have the power to direct the activities of the VIE, that most significantly impact its economic performance. Accordingly, the Company is not required to consolidate the VIE.

The Company's future maximum exposure to loss could increase if the Company voluntarily provided additional financial support to the VIE, but it is under no obligation to do so.

Note G - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $19,868. At December 31, 2010, the Company's net capital was $139,511 which was $119,643 in excess of its minimum net capital requirement.

Note I - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2010, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note J - Subsequent Events:

The Company has evaluated subsequent events through February 12, 2011, the date on which the financial statements were available to be issued.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

Our report on our audit of the 2010 basic financial statements of PRIVATE CLIENT SERVICES, LLC, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs, P.C.

February 12, 2011

PRIVATE CLIENT SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Total Member Equity	$	175,098
Other Deductions		(35,587)
Net Capital	$	139,511

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Commissions payable	$	238,831
Accounts payable		15,758
Clearance account		7,082
Other current liabilities		36,353
Total Aggregate Indebtedness	$	298,024

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	19,868
Excess Net Capital	$	119,643
Excess Net Capital at 1000%	$	109,709
Ratio: Aggregate Indebtedness to Net Capital		2.14 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	130,773
Effect of audit adjustments on accounts included in the net capital calculation		8,738
Net Capital per Above	$	139,511

See auditors' report on supplementary information.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

In planning and performing our audit of the financial statements of PRIVATE CLIENT SERVICES, LLC, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Accounting
Assurance
Business Consulting
Construction & A/E
Dealerships
Dental
Employee Benefits
Entrepreneurial
Health Care
Information Solutions
Litigation & Valuation
Manufacturing & Distribution
Not-for-Profit
Real Estate
Tax
Wealth Management

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs, P.C.

February 12, 2011

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

PRIVATE CLIENT SERVICES, LLC

SIPC Assessment Reconciliation

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, KY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Private Client Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Private Client Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Private Client Services, LLC's management is responsible for Private Client Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Reviewed the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs, P.C.

February 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

120222 FINRA DEC
Private Client Services, LLC
2225 Lexington Road
Louisville, KY 40206-2818

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Walter R Costenbader

2. A. General Assessment (item 2e from page 2)		$ 610
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/2010 Date Paid		(731)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		-121
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ -121
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(121)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Private Client Services,LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 25 day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 4,503,883
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		NaN
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-3,908,761
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-87,477
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
Association Fees from Registered Representatives		-263,759
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		0
Total deductions		4,259,997
2d. SIPC Net Operating Revenues		$ 243,884
2e. General Assessment @ .0025		$ 610

(to page 1, line 2.A.)

PCS Private Client Services LLC
Member FINRA SIPC
A Registered Investment Advisor

2225 Lexington Road • Louisville, KY 40206
(502) 992-3553 • (800) 966-9347
Fax (502) 473-1721 • www.kfg.com

February 24, 2011

Somerset CPAs, P.C.
3925 River Crossing Parkway, Third Floor
Indianapolis, IN 46240

In connection with your engagement to apply agreed-upon procedures in connection with the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, we confirm, to the best of our knowledge and belief, the following representations made to you during your engagement.

1. We are responsible for accurately completing the Form SIPC-7, as well as ensuring the payments noted within the Form SIPC-7 are appropriately paid and credited to the account for the Company.

2. We have disclosed to you all known matters in connection with the preparation of Form SIPC-7.

3. There have been no communications that have not been communicated to you from regulatory agencies concerning the calculation and payments associated with Form SIPC-7.

4. We have made available to you all information that we believe is relevant to the completion and payments noted within the Form SIPC-7.

5. We have responded fully to all inquiries made to us by you during the engagement.

6. No events have occurred subsequent to your application of the agreed-upon procedures that would require adjustment to or modification of your independent accountant's report.

7. Your report is intended solely for the information and use of Private Client Services, LLC, Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

PRIVATE CLIENT SERVICES, LLC

____